Exhibit 99.1

ReneSola Announces First Quarter 2013 Results

Exceeds guidance with record quarterly solar module shipments of 327 MW

Exceeds guidance with total revenues of US$284 million

Achieves guidance with total shipments of 662 MW

Expects total solar module shipments to reach a record 400 MW to 420 MW in Q2 2013

Expects total shipments to exceed 700 MW in Q2 2013

Expects operating cash flow to exceed US$40 million in Q2 2013

JIASHAN, China, May 16, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Financial and Operating Highlights

•	Total solar wafer and module shipments in Q1 2013 were 662.1 megawatts (“MW”), in line with the Company’s guidance and representing a decrease of 7.2% from 713.2 MW in Q4 2012.

•	Q1 2013 net revenues were US$284.2 million, exceeding Company guidance and representing a decrease of 7.3% from US$306.5 million in Q4 2012.

•	Q1 2013 gross loss was US$5.6 million with a gross margin of negative 2.0%, compared to a gross profit of US$10.3 million with a gross margin of 3.3% in Q4 2012.

•	Q1 2013 operating loss was US$33.4 million with an operating margin of negative 11.8%, compared to an operating loss of US$23.8 million with an operating margin of negative 7.8% in Q4 2012.

•	Q1 2013 net loss was US$39.0 million, representing basic and diluted loss per share of US$0.23 and basic and diluted loss per American depositary share (“ADS”) of US$0.45.

•	Cash and cash equivalents plus restricted cash were $442.7 million as of the end of Q1 2013, an increase from US$268.1 million as of the end of Q4 2012.

•	Q1 2013 net cash inflow from operating activities was US$4.2 million, compared to net cash inflow of US$25.8 million in Q4 2012.

“Over the past year, we have worked hard to transform our company into a leading global solar brand and technology leader,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “With vigorous sales and marketing efforts, we have expanded our module business in several key markets, including the United Kingdom, Germany, France, the United States, Australia, India and Japan. Additionally, we continue to push our R&D with downstream products like our AC module and small-scale storage system, and we plan to offer residential PV solutions soon. Although we are seeing the solar market stabilize, a persistent demand-supply imbalance, coupled with competitive pricing, continues to impact our business and the overall industry. Despite this challenging macro environment, we will continue to invest in technologies that help reduce cost and improve efficiency in order to grow our business and gain new global market share.”

First Quarter 2013 Results

Solar Wafer and Module Shipments

	1Q13	4Q12	1Q12	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	662.1	713.2	466.0	(7.2%)	42.1%
Wafer Shipments (MW)	335.5	392.7	375.1	(14.6%)	(10.6%)
Module Shipments (MW)	326.6	320.5	90.9	1.9%	259.3%

The sequential decrease in solar product shipments was mainly the result of a decrease in sales of the Company’s wafer business due to additional wafers being used to produce ReneSola-branded modules, partially offset by increased demand for the Company’s solar modules across a number of geographic regions and the increasing competitiveness of solar power as a viable power source.

Net Revenues

	1Q13	4Q12	1Q12	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$284.2	$306.5	$211.5	(7.3%)	34.4%

Revenues in Q1 2013 decreased quarter over quarter due to a decrease in the average selling prices ("ASPs") of solar wafers and modules from US$0.24 per watt (“W”) and US$0.63/W, respectively, to US$0.22/W and US$0.61/W, respectively, as well the decrease in wafer shipments.

Gross Profit (Loss)

	1Q13	4Q12	1Q12	Q-o-Q%	Y-o-Y%
Gross Profit (Loss) (US$mln)	($5.6)	$10.3	($8.0)	(154.4%)	-
Gross Margin	(2.0%)	3.3%	(3.8%)	-	-

The decrease in gross profit was due to the significant decline in ASPs and the decrease in wafer shipments, as well as the temporary halt in production at the Company’s Sichuan polysilicon plant to upgrade its facilities and equipment.

Operating Loss

	1Q13	4Q12	1Q12	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$27.8	$34.0	$29.8	(18.2%)	(6.7%)
Operating Loss (US$mln)	($33.4)	($23.8)	($37.8)	(40.3%)	-
Operating Margin	(11.8%)	(7.8%)	(17.9%)	-	-

The decrease in operating expenses was primarily due to a reduction in the Company’s research and development (“R&D”) expenses in Q1 2013.

Foreign Exchange Gain (Loss)

The Company had a foreign exchange loss of US$3.0 million in Q1 2013, primarily due to the depreciation of the euro against the renminbi (“RMB”), compared to a gain of US$3.1 million in Q4 2012. The Company also recognized a US$3.9 million gain on foreign currency derivatives, compared to a gain of US$0.9 million in Q4 2012.

Net Loss Attributable to Holders of Ordinary Shares

	1Q13	4Q12	1Q12
Net Loss (US$mln)	($39.0)	($88.9)	($40.2)
Diluted Loss per Share	($0.23)	($0.51)	($0.23)
Diluted Loss per ADS	($0.45)	($1.03)	($0.47)

Business Highlights

Research and Development

ReneSola continued to invest in R&D in Q1 2013 to improve the technology behind its brand, products and manufacturing processes. With regard to solar wafers, the Company’s next generation Virtus A+++ wafer, with an average efficiency of 0.15% to 0.20% higher than that of Virtus A++, will begin mass production in Q2 2013.

With regard to solar modules, the Company’s 210 W monocrystalline and 260 W multicrystalline modules are now in full production. The Company’s full line of solar module products has achieved potential induced degradation (“PID”) free status, further substantiating their reliability. Recently, the Company’s solar modules have been accredited by TÜV NORD, a leading German industry-certification body, demonstrating that ReneSola products can withstand difficult desert-like and dusty conditions.

ReneSola is developing a proprietary, second-generation Micro Replus microinverter, which will reduce the cost to customers by 20% compared to the first generation model. ReneSola is also developing an AC module that combines a solar module with Micro Replus. At the same time, a specialized, small-scale storage research team has been established to develop a series of systems that would largely increase the efficiency of ReneSola’s products.

Recent Business Developments

•	In May 2013, ReneSola announced it had provided solar modules to solar tracker manufacturer and project developer AllEarth Renewables, Inc. for use in three community-scale solar power projects in Vermont.

•	In April 2013, ReneSola announced its 125-square monocrystalline module had been listed by the Japan Photovoltaic Expansion Center (“JPEC”) as qualified for the Japan market.

•	In April 2013, ReneSola announced that following its participation at the World Future Energy Summit (“WFES”) in Abu Dhabi earlier in the year, a range of its PV modules had been accredited by TÜV NORD.

•	In April 2013, ReneSola announced it had agreed to provide Enerparc AG, an internationally oriented and dynamically growing provider of solar power plant installation and operation services, with 43.6 MW of solar modules, 35 MW of which will be delivered through original equipment manufacturers in Poland and India.

•	In April 2013, ReneSola announced it had signed a sales contract to supply 2 MW of its highest-efficiency polysilicon module, 260 W Virtus II, to a mega solar project in Uenohara-shi, Yamanashi Prefecture, Japan.

•	In April 2013, ReneSola announced it had been contracted to provide 7,200 of its 250 W high-efficiency polycrystalline solar PV modules for a solar project to be built by S&C Electric Company, a Chicago-based provider of equipment and services for electric power systems, in Roswell, New Mexico in 2013.

•	In April 2013, ReneSola announced it had agreed to provide more than 108,000 of its 300 W high-efficiency Virtus II 72-cell polycrystalline solar modules to Strata Solar, LLC, one of the top solar developers and EPCs in the United States, for use in five 6.5 MW solar farms in North Carolina.

•	In March 2013, ReneSola announced it had signed a RMB320 million (approximately US$50.9 million) 15-year loan agreement with China Development Bank.

•	In March 2013, ReneSola announced it had been contracted to provide 460 kilowatts ("kW") of its high-efficiency solar modules to Cummings Properties, one of the most prominent full-service commercial real estate development and property management organizations in Massachusetts.

Liquidity and Capital Resources

Net cash inflow from operating activities was US$4.2 million in Q1 2013, compared to net cash inflow from operating activities of US$25.8 million in Q4 2012. Net cash and cash equivalents plus restricted cash improved to US$442.7 million at the end of Q1 2013, compared to US$268.1 million at the end of Q4 2012.

Total debt was US$958.6 million at the end of Q1 2013, compared to US$790.2 million at the end of Q4 2012, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$832.8 million in Q1 2013, compared to US$733.6 million in Q4 2012.

Capital expenditures were US$5.7 million in Q1 2013, primarily to expand the Company’s polysilicon production capacity and integrate Phase II of its Sichuan polysilicon production plant.

Outlook

For Q2 2013, the Company expects total solar wafer and module shipments to be in the range of 700 MW to 720 MW, with solar module shipments expected to be in the range of 400 MW to 420 MW. Revenues are expected to be in the range of US$310 million to US$330 million and gross margin is expected to be in the range of 3% to 5%. Operating cash flow is expected to exceed US$40 million.

For the full year 2013, the Company expects total solar wafer and module shipments to be in the range of 2.7 GW to 2.9 GW, with solar module shipments expected to be in the range of 1.4 GW to 1.6 GW.

Conference Call Information

ReneSola's management will host an earnings conference call on Thursday, May 16, 2013 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until May 23, 2013:

International:	+1-646-254-3697
Passcode:	51826642

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung

ReneSola Ltd

Tel: +86-573-8473-9011

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: sol@ogilvy.com

RENESOLA LTD
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	Mar 31,	Dec 31,	Mar 31,
	2013	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	142,983	93,283	338,899
Restricted cash	299,681	174,828	49,392
Accounts receivable, net of allowances for doubtful accounts	263,737	216,835	170,817
Inventories	292,767	254,880	176,410
Advances to suppliers-current	10,355	23,614	25,449
Amounts due from related parties	9,133	10,804	22,807
Value added tax recoverable	35,271	34,962	55,369
Income tax recoverable	3,011	2,753	8,308
Prepaid expenses and other current assets	27,748	32,799	26,408
Project assets	30,572	25,802	-
Deferred convertible bond issue costs-current	784	784	784
Derivative assets	3,417	660	826
Assets held-for-sale	-	-	6,449
Deferred tax assets-current	2,856	1,773	15,770
Total current assets	1,122,315	873,777	897,688

Property, plant and equipment, net	1,123,584	1,102,562	985,977
Prepaid land use right	47,250	49,937	49,120
Deferred tax assets-non-current	17,325	13,530	28,805
Deferred convertible bond issue costs-non-current	1,530	1,726	2,314
Advances to suppliers-non-current	5,928	5,928	15,604
Advances for purchases of property, plant and equipment	6,985	8,317	51,123
Other long-term assets	2,365	2,546	10,942
Goodwill	-	-	6,095
Total assets	2,327,282	2,058,323	2,047,668

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	832,766	733,618	662,605
Accounts payable	569,391	483,025	283,067
Advances from customers-current	70,067	40,384	55,603
Amounts due to related parties	24,886	18,826	26,147
Other current liabilities	199,620	162,849	99,876
Income tax payable	2,680	2,552	4,111
Derivative liabilities	131	975	150
Total current liabilities	1,699,541	1,442,229	1,131,559

Convertible bond payable-non-current	111,616	111,616	111,616
Long-term borrowings	125,883	56,580	138,198
Advances from customers-non-current	6,168	32,271	49,039
Warranty	12,317	10,317	13,816
Deferred gain	36,527	29,894	29,527
Other long-term liabilities	8,042	11,014	12,339
Total liabilities	2,000,094	1,693,921	1,486,094

Shareholders' equity
Common shares	421,461	421,461	420,370
Additional paid-in capital	5,525	5,250	5,106
Retained earnings/(Accumulated losses)	(176,660)	(137,656)	64,650
Accumulated other comprehensive income	76,376	74,835	71,176
Total equity attribute to ReneSola Ltd	326,702	363,890	561,302
Non-controlling interest	486	512	272
Total shareholders' equity	327,188	364,402	561,574

Total liabilities and shareholders' equity	2,327,282	2,058,323	2,047,668

RENESOLA LTD
Unaudited Consolidated Statements of Income
(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

Net revenues	284,165	306,454	211,485
Cost of revenues	(289,771)	(296,193)	(219,518)
Gross profit (loss)	(5,606)	10,261	(8,033)
GP%	(2.0%)	3.3%	(3.8%)

Operating (expenses) income:
Sales and marketing	(12,223)	(11,097)	(5,639)
General and administrative	(15,136)	(12,074)	(12,562)
Research and development	(5,982)	(10,612)	(11,713)
Other operating income, net	5,522	3,894	143
Goodwill impairment	-	(378)	-
Intangible asset impairment	-	(3,764)	-
Total operating expenses	(27,819)	(34,031)	(29,771)

Loss from operations	(33,425)	(23,770)	(37,804)

Non-operating (expenses) income:
Interest income	1,548	1,380	2,806
Interest expense	(13,118)	(12,950)	(12,308)
Foreign exchange gain (loss)	(3,011)	3,054	801
Gain on derivatives, net	3,865	881	36
Total non-operating expenses	(10,716)	(7,635)	(8,665)
Loss before income tax, non-controlling interests	(44,141)	(31,405)	(46,469)

Income tax benefit (expense)	5,131	(57,508)	6,249
Net loss	(39,010)	(88,913)	(40,220)

Less: Net loss attributed to non-controlling interests	(6)	(2)	(11)
Net loss attributed to holders of ordinary shares	(39,004)	(88,911)	(40,209)

Earnings per share
Basic	(0.23)	(0.51)	(0.23)
Diluted	(0.23)	(0.51)	(0.23)

Earnings per ADS
Basic	(0.45)	(1.03)	(0.47)
Diluted	(0.45)	(1.03)	(0.47)

Weighted average number of shares used in computing earnings per share
Basic	172,773,664	172,773,664	172,613,664
Diluted	172,773,664	172,773,664	172,613,664

	Three Months ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012

Net loss	(39,010)	(88,913)	(40,220)
Other comprehensive income
Foreign exchange translation adjustment	1,541	4,129	(470)
Other comprehensive income	1,541	4,129	(470)

Comprehensive loss	(37,469)	(84,784)	(40,690)
Less: comprehensive loss attributable to non-controlling interest	(6)	(2)	(11)
Comprehensive loss attributable to ReneSola	(37,463)	(84,782)	(40,679)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Three Months Ended
	Mar 31, 2013	Mar 31, 2012
Cash flow from operating activities:
Net loss	(39,010)	(40,220)
Adjustment to reconcile net loss to net cash (used in) provided by operating activity:
Gain on disposal of subsidiary	-	(55)
Inventory write-down	402	12,201
Depreciation and amortization	24,882	22,897
Amortization of deferred convertible bond issuances costs and premium	196	196
Allowance of doubtful receivables and advance to suppliers	2,613	90
Gains on derivatives	(3,865)	(36)
Share-based compensation	275	995
Loss on disposal of long-lived assets	31	115
Gain on disposal of land use right	(4,694)	-

Changes in assets and liabilities:
Accounts receivables	(56,437)	(63,987)
Inventories	(38,422)	(34,740)
Advances to suppliers	13,307	(7,255)
Amounts due from related parties	7,679	4,626
Value added tax recoverable	(202)	(13,512)
Prepaid expenses and other current assets	7,165	(6,274)
Prepaid land use rights	7,531	(127)
Accounts payable	84,838	47,311
Advances from customers	3,882	(1,613)
Income tax payable	(7,713)	(356)
Other current liabilities	8,164	(2,369)
Other long-term liabilities	(3,248)	(241)
Accrued warranty cost	1,964	986
Deferred taxes assets	2,502	(6,249)
Project assets	(5,681)	-
Provision for litigation	(1,941)	-
Net cash provided by (used in) operating activities	4,218	(87,617)

Cash flow from investing activities:
Purchases of property, plant and equipment	(5,730)	(45,020)
Cash received from government subsidy	6,741	634
Proceeds from disposal of property, plant and equipment	-	22
Changes in restricted cash	(124,070)	8,895
Net proceeds from settlement of derivatives	265	115
Prepayment for investment	-	(1,912)
Net cash used in investing activities	(122,794)	(37,266)

Cash flow from financing activities:
Proceeds from bank borrowings	488,567	278,764
Repayment of bank borrowings	(320,325)	(193,253)
Contribution from non-controlling interests	(21)	127
Net cash provided by financing activities	168,221	85,638

Effect of exchange rate changes	55	(895)

Net increase (decrease) in cash and cash equivalent	49,700	(40,140)
Cash and cash equivalent, beginning of year	93,283	379,039
Cash and cash equivalent, end of year	142,983	338,899